Exhibit 99.1
Dear Joe and Bob,

Operationally and financially Potbelly’s (PBPB) 18.5% tumble on March 7 was undeserved.  We believe that PBPB management is running the company exceptionally well and that PBPB has a compelling long-term future. We are not critical of leadership.  They have built credibility by doing what they committed to do.  But after two faceplants following January ICR conferences, we believe that PBPB’s paradox could be stated in five words: “great company but volatile stock.” Potbelly faces a genuine, although potentially promising, financial public relations challenge, which we hope can be fixed thoughtfully, without, as Hippocrates might say, “doing any harm.”

Three years ago this month, PBPB management committed to three multi-year goals: driving average annual shop revenue to $1.3M, earning a 16% shop margin, and franchising growth of at least 10% more shops systemwide annually for at least a decade.  They met their first goal early, in Q2 2023; their second right on time in Q4 2024; and should begin meeting the third by Q3 this year.  Overall, this is impressive value-creation, especially considering that current management inherited a messy turnaround during COVID five years ago.

Here is a quick summary of management’s other accomplishments:

 The five Named Executive Officers (NEO’s) plus outside directors own over 8.4% of PBPB and repeatedly have bought more shares.  Only one insider sold shares in the past three years, and that was a small sale. This team, particularly Bob Wright, eats their own cooking, which is a good thing for those in the restaurant business.

Management maintains tight control of overhead, “metering it out,” in their words.

Digital marketing, the Perks customer loyalty program, catering, and menu innovation have sustained customer traffic during a time of intensified competition.

The $7.99 value meal increased traffic from the most price sensitive customers without sacrificing profitability, while increasing frequency of visits and customer satisfaction.

Existing and new franchisees already have opened or committed to open approximately 300 more new shops, which portends accelerating growth in system-wide shop count.  This demonstrates that PBPB’s goal of building a 2,000 shop, well-clustered, mostly franchised system is within reach, probably over about 14 years.  Moreover, with time franchise growth should reduce the current geographic concentration of PBPB shops—46% in only two markets— which should soften the impact of adverse local and regional weather.

Now that we’ve updated our projections, our faith in PBPB’s medium to long term future remains strong.  Our latest model reflects modest company-owned shop growth with franchised shops accelerating from 96 at year-end 2024 to 880 by the end of 2034, 3% compounded average comparable shop sales growth, 16% shop margins (perhaps conservative), continued tight management of overhead, and a flat share count if share repurchases offset dilution from incentive compensation. 2034 EBITDA climbs to at least $114M as corporate revenue (company owned shops plus franchise fees) grows to over $1 billion and system-wide revenue to over $2.2 billion.  Using current valuation metrics for rapid growth restaurant franchisors, we believe PBPB’s growth could drive its share price to $70, which would be 7.25X its closing share price on March 7, 2025.  This is consistent with our prior projections, though now we have years more proof of concept and execution than before.

The fly in the ointment is “great company but volatile stock” after two post-ICR faceplants, the first mostly caused by weakened 2024 consumer spending inciting restaurant industry price competition, and this year’s faceplant by adverse January and February weather in two large PBPB markets, now ended.  Neither bad weather nor industry performance are PBPB’s fault.

What we hope will be considered is how best to respond to future “event risks” without communication mishaps.  We make four requests of management and the board: opportunistic share repurchase, developing programs to combat misinformation without causing harm, better telling of PBPB’s accelerating growth and value-building story, and refining management’s long term incentive compensation through sound business judgment which rewards solid shareholder communication.

An immediate response for PBPB is to take advantage of the current share price malaise by repurchasing shares before trading windows close.  In our view, today’s share price is a gift not to be wasted. Similarly, while PBPB’s NEO’s have been remarkably persistent buyers of its shares, we urge all outside directors to join them in buying shares at PBPB’s depressed share price.  To be clear, our objective is not radical financial engineering.  It is quite limited: to neutralize dilution from equity incentive programs without impairing float or liquidity.  The best and primary uses of PBPB’s good balance sheet are to accelerate shop unit growth and improve shop margins, because PBPB is a revenue and EBITDA growth company.

Second, because PBPB knows how risky early January ICR presentations can be, we hope it develops better shareholder communication practices to mitigate that risk.  After ICR begins the year, PBPB reports quarterly results anywhere from six to nine weeks after each quarter ends.  By that time, management usually has a reasonable read on how the rest of the succeeding quarter should play out.  But with ICR happening so early, nobody can know how weather or the economy may behave during the next dozen weeks of Q1.  Therefore, broadcasting early good news about the fourth quarter risks stimulating speculation which may be misplaced. Prudence requires managing the risk of promotion which can result from presenting at ICR. This is a key lesson from the faceplants.  Short term or momentum traders  who buy after news or traffic information which can be wrong, or wrong-footed by unknowable subsequent events, will puke out shares if and when disappointed.  Fool me once…now twice…

Credit card usage and mobile phone geo-location services which claim proprietary insight into retail traffic may publish numbers which can be wrong in several ways.  For example, central business district geo-location data may confuse office with restaurant visits.  Shops closed by inclement weather won’t report credit card transactions while open shops will.  Are these and other coverage “holes” rectified by the reporting services?  Recent data suggest that perhaps they may not be.  Earlier this quarter at least one service claimed that PBPB’s Q1 shop comps were up as much as 6%. Perhaps this provider didn’t correct for the PBPB shops in Texas and Chicago closed by bad weather?  If so, when PBPB forecast that adverse weather might depress Q1 comps as much as 1.5%, burned investors dumped shares.

We do not hold PBPB responsible for such inaccuracies. Our question is what, if anything, might be done about this.  We do NOT advocate monthly reporting. Nor are we advocating dropping out of ICR. These might make matters worse.  Perhaps other public companies have learned how best to manage such risk.  PBPB shareholders are very fortunate to have strong operators running our company.  But neither our CEO nor our CFO have held these positions before in other public companies.  Therefore, we ask PBPB’s management and board to identify analogous companies which have managed through similar situations well and to consider adding to their team a financial public relations professional who can help them stay out of harm’s way.

Third, effective shareholder communication cannot be myopic.  It should not emphasize recent developments so heavily that PBPB’s long-term growth story is neglected. PBPB’s earnings call script, slide deck, and Q&A preparation should emphasize how far the company has progressed in the past five years and where it is going over the next ten.  In a world of short-term obsession and volatility, there is opportunity for a company to positively differentiate itself by telling a story of accelerating long-term growth, supported by proven examples from the restaurant and other industries.

Fourth, we urge the board to reflect on the long-term incentive (LTIP) component of executive compensation.  PBPB’s last proxy states that “our compensation programs are designed to ensure alignment [emphasis added] between the management team and stockholders.”  While management’s annual incentives focus appropriately on EBITDA and same shop sales, PBPB’s LTIP rewards absolute share price growth and relative total shareholder return.  The aftermath of the last two ICR’s make us question how well the LTIP is working.  Is there alignment? While we agree with its objectives, the LTIP may not be appropriately incentivizing effective long-term communication.   Therefore, the LTIP deserves reflection and the application of sound business judgment.  We doubt that there’s a formulaic or quantitative solution.  Nonetheless, we can recognize faceplants when we’ve seen them.

Over time, well-managed companies can wind up with the kind of shareholders they deserve.  Companies should not leave such an important matter to randomness.  PBPB has a compelling story of accelerating long term growth, one which we believe could run for decades while creating considerable stakeholder wealth. As it grows, the company naturally will be challenged by event risks—bad weather, panicked competitors, and macro-economic volatility.  For that reason, PBPB should discourage panic-prone myopes from becoming its shareholders.  Instead, it should anticipate and respond to dangerous misinformation, in part by cultivating the right kind of supportive, long-term shareholders who will be delighted by its accelerating forward progress.

Thank you for considering these observations and sharing them with your colleagues.

All the best,

David Nierenberg and Damon Benedict